# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rumble Inc., CIK 0001830081
CUSIP: 78137L105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr, Longboat Key, Florida (FL), 34228
Date of event which requires filing of this statement: 08/10/2025
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 103,333,333; sole dispositive power 0; shared dispositive power 103,333,333; aggregate amount beneficially owned 103,333,333 (32.6% of the class)
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 103,333,333; sole dispositive power 0; shared dispositive power 103,333,333; aggregate amount beneficially owned 103,333,333 (32.6% of the class)
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 103,333,333; sole dispositive power 0; shared dispositive power 103,333,333; aggregate amount beneficially owned 103,333,333 (32.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Rumble Inc.
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr, Longboat Key, Florida (FL), 34228
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings, S.A. de C.V., an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity, and Giancarlo Devasini (collectively, the "Reporting Persons") that was originally filed with the Securities and Exchange Commission (the "SEC") on February 7, 2025 (as amended, the "Schedule 13D") with respect to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of Rumble Inc., a Delaware corporation (the "Issuer"). This amendment to the Schedule 13D is being filed by the Reporting Persons and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
See the Schedule 13D, as amended, for historical information. Item 4 is amended and supplemented as follows:

On August 10, 2025, the Issuer issued a press release, which is filed herewith as Exhibit 99.4 and is incorproated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the Schedule 13D, as amended, for historical information. The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).
99.4 Rumble Inc. Press Release dated August 10, 2025.

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Name: Giancarlo Devasini, Title: President (08/11/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Name: Giancarlo Devasini, Title: Sole Administrator (08/11/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (08/11/2025)